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Mulligans Golf

Restaurant Sports Bar

6021 E HWY 377
GRANBURY, TX 76049
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THE PITCH
Mulligans Golf is seeking investment to build and develop a sports bar and golf entertainment venue.
First Location
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INVESTOR PERKS

Mulligans Golf is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

DJ Membership Invest $1,000 or more to qualify. Unlimited available

1. 1 years membership to Mulligans Golf (Includes up to a family of 5)

JT Membership Invest $2,500 or more to qualify. Unlimited available

1. 1 years membership to Mulligans Golf (Includes up to a family of 5)

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OUR STORY

The idea of Mulligans golf came from 2 friends getting together and talking about the need for a different type of facility that would have golf entertainment and teaching as well as a world class sports bar and restaurant.

Seventh fastest growing county in the US.
No sports bar entertainment venue in the county.
13 golf courses within 20 miles
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MULLIGANS GOLF
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Mulligans Golf is a sports bar and golf entertainment venue which will be located in Granbury Texas

PRESS
Mulligans to offer food, drinks, virtual play at 68 golf courses around the world

Bruce Baird, retired founder of Granbury Dental Center, and local architect Brian Gaffin have teamed up on a project that is sure to be a favorite among golf fans.

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Q&A
Why are you raising capital and why is now a good time?

We made the decision to begin raising capital through crowd funding that would allow any investor to have a part in the building of Mulligans Golf.

What is your background? How did you get into the industry?

My partner Sean Daly has a rich history in the golf industry. ??????????

Why are you raising capital and why is now a good time?

We made the decision to begin raising capital through crowd funding that would allow any investor to have a part in the building of Mulligans Golf.

What is your background? How did you get into the industry?

My partner Sean Daly has a rich history in the golf industry. ??????????

Why are you raising capital and why is now a good time?

We made the decision to begin raising capital through crowd funding that would allow any investor to have a part in the building of Mulligans Golf.

What is your background? How did you get into the industry?

My partner Sean Daly has a rich history in the golf industry. ??????????

THE TEAM
Bruce Baird
Founder and CEO

Dr. Bruce Baird has been a dentist and entrapreneur for the last 42 years. He has been successful building numerous companies across multiple industries in dental, financial services, marketing and consulting. He started Granbury Dental Center in 1985 which grew to one of the largest group dental practices in the southwest. He started the Productive Dentist Academy in 2004 which has a full service marketing company as well as consulting company that has worked with dentists across North America and 17 other countries. In 2010 he founded Comprehensive Finance a FinTech company providing financing for a wide array of cash pay healthcare services. That company was sold last year to one of the largest private equity groups in the world AKKR.

Dr. Baird has excelled as a leader and visionary across multiple industries including his patent pending golf glove dryer. He loves golf and realized that Granbury and Hood county the seventh fastest growing county in the US, needed a golf entertainment, sports bar and restaurant facility.

Sean Daly
Head Golf Professional

Sean Daly started his career as professional athlete when he was drafted by the Colorado Rockies in the 1999 MLB Draft as a catcher. After an injury ended his baseball career, Sean pick up golf and was able to become a scratch golfer in less than 6 months. In 2004, Sean was featured on Golf Channel's "The Big Break 2", which is still the highest rated show in the entire series. Sean was also featured on other Golf Channel shows, including "Golf with Style". Having been the only amateur ever selected to participate on the Big Break Series, Sean finished his education at Cal Poly in San Luis Obispo, CA in 2006 and embarked on a professional golf career.

From 2006-2010, Sean played on the Canadian Tour, Gateway Tour and countless other mini tours in hopes of making it to the PGA Tour. Sean has 3 mini tour victories to his credit and also holds the course record at Visalia Country Club with a score of 59.

Sean's playing career ended in 2010 when he suffered a broken neck from a bike accident in Northern California. A miracle he survived, Sean then embarked on a career in Sales and Sales Management and for the last 10 years has held roles as Regional Sales Director and Director of Sales for the Fortune 50 Companies like Abbott and Alcon Labs.

Being a self taught golfer, Sean wants to take his knowledge of the golf swing and mix that with his experience as a professional baseball player and golfer to all levels of individuals wanting to share his passion of the game of golf.

Sean resides in Granbury, TX with his wife Rochelle and son Jack.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Building and equipment $235,000

Mainvest Compensation $15,000

Total $250,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$2,189,575	$3,381,231	$3,781,380	$4,088,523
Cost of Goods Sold	$0	$852,426	$1,187,574	$1,241,559	$128,295
Gross Profit	$0	$1,337,149	$2,193,657	$2,539,821	$3,960,228

EXPENSES

Rent	$0	$61,500	$63,037	$64,612	$66,227
Utilities	$0	$18,450	$18,911	$19,383	$19,867
Insurance	$0	$22,550	$23,113	$23,690	$24,282
Equipment Lease	$0	$85,000	$131,260	$146,793	$158,716
Legal & Professional Fees	$0	$15,375	$15,759	$16,152	$16,555
Salaries	$60,000	$682,560	$1,054,036	$1,178,775	$1,274,521
Repairs & Maintenance	$0	$6,150	$6,303	$6,460	$6,621
Cleaning	$0	$12,300	$12,607	$12,922	$13,245
Bank Notes	$0	$61,500	$63,037	$64,612	$66,227
Operating Profit	$-60,000	$371,764	$805,594	$1,006,422	$2,313,967

This information is provided by Mulligans Golf. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Bylaws.pdf

Action_by_the_Incorporator_Adopted.pdf

8821_Form_Adopted.pdf

Certificate_of_Incorporation_Application_Adopted.pdf

EIN_Third_Party_Designation_Adopted.pdf

Investment Round Status

Target Raise $250,000

Maximum Raise $750,000

Amount Invested $0

Investors 0

Investment Round Ends May 31st, 2022

Summary of Terms

Legal Business Name Mulligans Golf Inc

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 3%-9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2028

Financial Condition

No operating history

Mulligans Golf was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Mulligans Golf forecasts the following milestones:

Secure lease in [Granbury, TX] by [MAY, 2022].

Hire for the following positions by [August, 2022]: [Manager]

Achieve [$750,000] revenue per year by [2023].

Achieve [$200,000] profit per year by [2023].

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mulligans Golf to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mulligans Golf operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mulligans Golf competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mulligans Golf's core business or the inability to compete successfully against the with other competitors could negatively affect Mulligans Golf's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mulligans Golf's management or vote on and/or influence any managerial decisions regarding Mulligans Golf. Furthermore, if the founders or other key personnel of Mulligans Golf were to leave Mulligans Golf or become unable to work, Mulligans Golf (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mulligans Golf and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mulligans Golf is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mulligans Golf might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mulligans Golf is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mulligans Golf

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mulligans Golf's financial performance or ability to continue to operate. In the event Mulligans Golf ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mulligans Golf nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mulligans Golf will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mulligans Golf is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mulligans Golf will carry some insurance, Mulligans Golf may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mulligans Golf could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mulligans Golf's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mulligans Golf's management will coincide: you both want Mulligans Golf to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mulligans Golf to act conservative to make sure they are best equipped to repay the Note obligations, while Mulligans Golf might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mulligans Golf needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mulligans Golf or management), which is responsible for monitoring Mulligans Golf's compliance with the law. Mulligans Golf will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mulligans Golf is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mulligans Golf fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mulligans Golf, and the revenue of Mulligans Golf can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mulligans Golf to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mulligans Golf. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Mulligans Golf isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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